FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated May 7, 2025

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 5 February 2025 (official registry number 2584) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 29 April and 6 May 2025 (both inclusive).

The cash amount of the shares purchased to 6 May 2025 as a result of the execution of the Buy-back Programme amounts to 1,403,901,501 Euros, which represents approximately 88.5% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication. With these purchases, the Bank has repurchased approximately 14% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
29/04/2025	SAN	Purchase	XMAD	3,071,136	6.4428
29/04/2025	SAN	Purchase	CEUX	219,517	6.4401
29/04/2025	SAN	Purchase	TQEX	95,326	6.4463
29/04/2025	SAN	Purchase	AQEU	114,021	6.4488
30/04/2025	SAN	Purchase	XMAD	8,531,579	6.1462
30/04/2025	SAN	Purchase	CEUX	1,013,467	6.1018
30/04/2025	SAN	Purchase	TQEX	333,431	6.1296
30/04/2025	SAN	Purchase	AQEU	621,523	6.1038
02/05/2025	SAN	Purchase	XMAD	1,558,775	6.2799
02/05/2025	SAN	Purchase	CEUX	240,337	6.2778
02/05/2025	SAN	Purchase	TQEX	108,626	6.2698
02/05/2025	SAN	Purchase	AQEU	92,262	6.2759
05/05/2025	SAN	Purchase	XMAD	1,540,243	6.3653
05/05/2025	SAN	Purchase	CEUX	290,311	6.3620
05/05/2025	SAN	Purchase	TQEX	87,592	6.3565
05/05/2025	SAN	Purchase	AQEU	81,854	6.3616
06/05/2025	SAN	Purchase	XMAD	1,582,036	6.3588
06/05/2025	SAN	Purchase	CEUX	229,472	6.3588
06/05/2025	SAN	Purchase	TQEX	66,556	6.3448
06/05/2025	SAN	Purchase	AQEU	121,936	6.3559
			TOTAL	20,000,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 7 May 2025

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 29/04/2025 and 06/05/2025 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-29-abr-a-06-may-2025.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	May 7, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance